Exhibit 12

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Unit Distributions

(Dollars in thousands)

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net income from continuing operations less preferred distributions	$56,988	$102,815	$118,355	$123,437	$130,070	$200,784
Preferred distributions	41,193	46,479	33,777	39,225	52,613	60,850
Interest expense	133,288	116,716	107,158	98,325	85,697	81,767
Earnings before fixed charges	$231,469	$266,010	$259,290	$260,987	$268,380	$343,401
Interest expense	$133,288	$116,716	$107,158	$98,325	$85,697	$81,767
Interest costs capitalized	24,567	9,510	5,961	6,734	13,529	25,859
Total fixed charges	$157,855	$126,226	$113,119	$105,059	$99,226	$107,626

Preferred distributions	$41,193	$46,479	$33,777	$39,225	$52,613	$60,850
Total fixed charges and preferred distributions	$199,048	$172,705	$146,896	$144,284	$151,839	$168,476

Ratio of Earnings to Fixed Charges	1.47	2.11	2.29	2.48	2.70	3.19
Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.16	1.54	1.77	1.81	1.77	2.04